Exhibit 99.1

March 27, 2026

Dear shareholders,

Leifras Co., Ltd.

Representative Director and CEO: Kiyotaka Ito

The 25th Ordinary General Meeting of Shareholders (Errata)

“Notice of Convocation of the 25th Ordinary General Meeting of Shareholders” that was sent to our shareholders. Please note that this correction is merely a supplement to the information provided and will not affect the substantive content of the proposals or your judgment.

■	Correction details

Notice of Convocation of the 25th Ordinary General Meeting of Shareholders, page 44

Agenda Item No. 1: Amendment to the Articles of Incorporation

(Before correction) Non-life insurance agency business

(Corrected) Business related to the agency of various types of non-life insurance and the solicitation of life insurance.

That’s all.